Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: General Motors Corporation

Commission file No. 001-00043

EXCHANGE OFFER INFORMATION

In connection with the proposed public exchange offers General Motors plans to file documents with the Securities and Exchange Commission, including filing a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the proposed transaction. Investors and security holders of GM are urged to carefully read the documents when they are available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313)556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

Transcript

Progress Report with Fritz Henderson

Employee Video

4.17.09

Good morning, this is Fritz Henderson. As I mentioned several weeks ago, we wanted to keep our people informed regularly as to what’s going on and this is the first of a series of progress reports.

We are seeing reports that the government has approved $5 billion in additional aid for General Motors. What can you tell us?

A couple of things. First, our initial submission included an additional $4.6 billion of funding basically through the second quarter of this year. The exact numbers and the negotiations regarding that are still confidential and frankly, they’re not completed yet. So, I’ve seen the reports and that number would be consistent with what we originally requested, but at this point, I can’t say that it’s finally approved.

What additional actions are being considered to go further, faster?

Well, we’re looking at every part of our business. Think of it as kind of “taking the watch apart” and then putting it back together. We need to go deeper; we need to go faster. As I talked about the last time we discussed this, our plan was presented on February 17 and when the Task Force looked at it, the conclusion was that we need to go faster, we need to go deeper. And we’re doing that actually as we speak, and the representatives of the Task Force are actually here with us as we put that plan together. So, we’re looking at every aspect of our business.

Will there be more staffing reductions?

We are looking at all elements of our business, so I think the answer to that is yes, there will be. Whether it’s hourly or salaried, we need to take tougher actions even beyond those which have been taken. The sacrifices that people have made to this point are immense, but everybody needs to pull together to do what’s required in order to achieve a satisfactory plan—one that makes sure that we can win, we can take care of customers, we can pay back the government. So I think we’re going to expect that there are going to be further sacrifices required.

What can you tell us about asset sales?

We have been undertaking evaluations of a series of important businesses or assets. Let me start today, for example…the ACDelco business, which is a superb business—it’s a great business—one that we’ve built, highly profitable, generating cash. We had basically been in discussions with buyers about the business over the last three months. Our conclusion today is, given the difficulties associated with private equity financing, and its linkages to General Motors, whether it’s the fact that we purchase parts for the business, its linkages with our dealers, it just became clear to me—clear to us, excuse me, recently—that we weren’t going to be able to get the value for the business that it really justifies. So we’re going to keep the business. We’re going to run it; we’re going to grow it. It’s highly profitable. It’s a great business for us. And frankly, this was all about ‘Can we generate substantial proceeds?’ and if we can’t, we love the business—we’re going to keep it.

What about HUMMER and Saturn?

Hummer—we expect final bids next week, actually. There are three bidders interested in the business. We expect to receive final bids…I think certainly if it’s not next week, before the end of April and then we’ll make a decision. In terms of Saturn, we’ve been in discussion with the franchise operating team and actually we’ve had an advisor working with them looking at options. Also something we’re trying to drive to a close before the end of this month. It may slip a little bit. As you might recall from our February 17 plan, what we said is that, absent an alternative solution for Saturn, we expect to run the products out through their lifecycle, which would take them out no later than 2011. Work with our retailers through that period of time. But we do want to be open to alternative solutions and that’s why we’re spending the time today with the franchise operating team, looking at that.

What’s happening with brands and dealers?

I mentioned that we’re taking the watch apart and then we’ll rebuild it. That means when you do that, we’re looking at all elements of our plan, particularly starting with how do we go to market? How do we win? Our fantastic products. How do we really look after the customer? How do we focus our business around a fewer number of fantastic products that can win in the market and a fewer but more effective way to go to the market in terms of brands and distribution? How do we do that? And so, as you might imagine, as we go through that process, we are looking at what’s the reason for being for every single brand…and that means no brand is free from that discussion. What does Chevrolet need to do? What does GMC need to do? What does Buick need to do? What does Cadillac need to do? What is the role of Pontiac? The four core brands that we’ve talked about in

February remain the four core brands as we look at the future business plan of the company. But we’re basically looking at the reason for being for every brand, and the way you should think about it is, as we develop a revised business plan—whether its brands, products or distribution—it’s “Are we arriving at the point where we have a highly successful plan that can win,” and that we can put all the resources we need behind those brands and products, whether it’s development dollars or marketing dollars. And so we’re looking at everything.

How probable is bankruptcy?

Today, it’s more probable that we would need to resort to a bankruptcy process. But let me step back and talk about what we are trying to accomplish here. We are trying to actually build a General Motors that can win in the future; that we take care of customers; that we get our products right; that we’ve repaid the Treasury; and we do it once. We don’t want to do this multiple times. We want to do it once. Very important. So, we’re going to accomplish our goals. And if we can’t accomplish our goals outside of a bankruptcy process, we’re going to accomplish it in a bankruptcy process. So let me talk about what is a fast bankruptcy process. It’s an oxymoron. How do you have “fast bankruptcy?” The answer is, there are several processes that can be done in a bankruptcy that are quick. Let me talk about the traditional…you’ve heard “prepackaged” bankruptcy. Think of this as, the important constituencies…the most important constituencies in this case would be bondholders, the UAW with respect to the VEBA, and the U.S. Treasury. You would basically reach agreement with all three of those parties as to how their obligations were restructured and then you would use the bankruptcy process to basically confirm that. Think of this as something…that’s why it’s called prepackaged, if you will. You understand…and all of the parties in the bankruptcy know what their expected recoveries are, how the process is going to work, and the bankruptcy process is basically…that agreement is brought into the bankruptcy court and is approved by the bankruptcy court and the company emerges. That’s one way.

The second thing you would have seen discussions about – good GM, bad GM – or you may have seen discussions of a 363 process. What is this? In a word, a 363 process…I’ll set aside the details is…you can buy a business that’s in bankruptcy, you can basically bid fair value for that business, and buy the business out of the bankruptcy process. You do it for fair value, there’s a process that’s used basically to approve it, and it basically provides for the emergence for those assets from the bankruptcy process. So, Lehman Brothers is an example. It (was) relatively quick. I think it was within 10 days of the filing of Lehman Brothers. Nomura and Barclay’s basically bid on the investment banks that constituted Lehman Brothers. They left behind all the assets they didn’t want. They wanted the people, they wanted the development capabilities, they bid, the court approved it, sales were approved. So, that’s how it worked. It can be done quickly.

Ours—our business—is obviously bigger and more complicated in a number of ways. It’s a manufacturing business, not an investment bank. But when you see discussions regarding, “can this be done?”, “how does a 363 process work,” it’s basically that. Now, the question is, there’s a lot of complication to that, and so you need to understand that there’s always a risk of bankruptcy. The risk is things don’t go as you expect. They take longer than you expect. And therefore in the end, this is why accomplishing a restructuring outside of bankruptcy is our preferred approach, because we’d prefer not to take those risks. But there are ways to accomplish our goals within a bankruptcy process quickly and we’re going to make sure we’re ready to do that if it’s required.

What impact would U.S. bankruptcy have on GM units in other countries?

In many cases, it would have no impact. For businesses that are profitable, generating cash, can finance themselves, there’s no reason that it would need to affect their business. Obviously we would go through a process, and we are, of looking at agreements to make sure we’re not tripping something, but in general, assuming that’s not the case, frankly in many cases it’s not, there’s no reason that a filing in the U.S. would necessarily cause a filing in another location or another country. There are a number of situations where, though, where we have a number of challenges—not solely in the U.S.—and so we need to look at this country by country to make sure we understand how are we going to finance ourselves in those countries, how is it affected by the U.S. for example the interplay in Canada between Canada and the U.S. is very crucial. So we’re spending a lot of time looking at how a filing in the U.S. might affect our Canadian operations and how do we make sure that we emerge as a successful North America business. So this is work that needs to be done country by country. It’s not necessarily the case that if our U.S. business needs to go through a bankruptcy process that other countries need to do that. It just means we need to do careful analysis and then make some judgments about it.

Are we making any progress with the bondholder or VEBA discussions?

When President Obama made his speech and discussed what needed to be done in the auto industry, there were two companies discussed. I’m interested in General Motors, as are those of you watching me. But there are two companies—one was Chrysler, one was General Motors. Chrysler was given 30 days; General Motors was given 60 days. And we’re working with a group of people who are very talented on the Task Force who are working around the clock, but they have different deadlines. So, they’ve been spending a lot of time on that other company. You would have been reading this in the papers. But I would say we are in constant dialogue with the Treasury. We are in regular dialogue with the UAW on overall contractual issues as well as the VEBA. And we’ve had dialogue with the representatives of the advisors to the bondholders. But in some sense, this is one where we’ve had good dialogue, it can come together relatively quickly, we can get out and get moving relatively quickly, but I think we need to recognize that there’s a lot of work that’s got to get accomplished. We’re working around the clock every day and we’ll keep you posted.

Did you have some wrap-up comments?

First of all, I appreciate the sacrifices that our people are making every day. I know it’s a tough time. I know it’s an uncertain time. People are naturally scared in a number of cases as to what’s going to happen. I can just tell you this: Our job is to make sure we get this job done and we get General Motors restructured so we can succeed and win in the future. We take care of customers, we repay governments and loans, and we emerge as a stronger company with a healthy balance sheet and a proper business plan that allows us to be successful even in a tougher environment. We very much appreciate the sacrifices that our people are making—not only our own people, our suppliers, our dealers, our partners—everybody who has a stake in GM’s success. GM will emerge from this process. We can and will be successful. We will be a global company. I personally believe that we will emerge from this process, though, different in terms of how we emerge as a global company. I’ve talked in prior broadcasts about what we might need to do in Europe in terms of sharing ownership for example. This is something we know how to do, whether it’s our venture in Shanghai with Shanghai GM and our partner SAIC; whether it’s GM Daewoo where we operate as a majority owner, but we have independent shareholders. We do know how to operate in a collaborative environment. I think that GM in the future will emerge as a global company, but we’ll do so frankly in different forms with probably much more of a collaborative environment.

Thanks very much for your time.